SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Release  |  Lisbon  |  15 June 2010

PT announces request from Telefónica for the inclusion of a new item on the agenda of the General Meeting

Portugal Telecom informs that the Chairman of the General Meeting received a request from Telefónica S.A. for the inclusion of a new item on the agenda of the General Meeting convened for 30 June 2010. This request, which is reproduced in the annex (portuguese version), is being analysed by the Chairman of the General Meeting.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

MARIA LUZ MEDRANO ARANGUREN

Vicesecretaria Generaly del Consejo de Administracion

TELEFONICA, S.A.

Exmo. Senhor

Professor Doutor Antonio Menezes Cordeiro

Presidente da Mesa da Assembleia Geral da

Portugal Telecom, SGPS, S.A.

Avenida Fontes Pereira de Melo, n.° 40, 10.°

1069-300 Lisboa

Correio registado com aviso de recepção

Madrid,14 de Junho de 2010

Assunto: Pedido de inclusao de assuntos novos na ordem de trabalhos da reuniao da Assembleia Geral da Portugal Telecom, SGPS, S.A., convocada para o dia 30 de Junho de 2010, pelas 10h00.

Exmo. Senhor,

Tendo presente a convocatoria da Assembleia Geral mencionada em epigrafe, a Telefonica, S.A., (“Telefonica”), enquanto accionista titular de 76.327.500 accoes representativas de, aproximadamente, uma participacao social correspondente a 8,51% do capital social da Portugal Telecom SGPS, S.A., Sociedade Aberta, com sede na Av. Fontes Pereira de Melo, n° 40, 1069-300 Lisboa, Portugal, com o capital social de €26.895.375, registada na Conservatoria do Registo Comercial de Lisboa sob o numero unico de registo e pessoa colectiva 503215058, vem pelo presente requerer a V. Exa., nos termos e para os efeitos do disposto nos artigos 23.°-A do Codigo dos Valores Mobiliarios e 378.° do Codigo das Sociedades Comerciais, a inclusao do seguinte novo assunto na ordem de trabalhos da mencionada reuniao, a que passaria a corresponder o ponto dois da mesma, de modo a permitir a respectiva deliberacao por parte dos Senhores Accionistas, nos seguintes termos:

“Ponto Um: (anterior Ponto Unico).

Ponto Dois: Sujeita e condicionada a deliberacao previa de aceitacao da proposta da Telefonica S.A. referida no Ponto Um (anterior Ponto Unico) da ordem de trabalhos relativa a aquisicao da participacao detida por sociedades do Grupo Portugal Telecom na Brasilcel, N.V., e em resultado do encaixe economico gerado por essa operacao, deliberar sobre o reforco da actual politica de distribuicao de dividendos da Portugal

Registro Mercantil Provincia de Madrid, Hoja M-6164, Folio 21, Tomo 12.534, Inscription 1359’, del Libro de Sociedades, CIE A-28/015865 Sede Social Gran Via 28, 28013 Madrid.

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Telecom, S.A., mediante a distribuicao aos Senhores Accionistas, por referencia ao exercicio de 2010, sujeita a apresentacao da correspondente proposta de aplicacao de resultados pelo Conselho de Administracao e aprovacao dos respectivos documentos de prestacao de contas nos termos legais e estatutarios, de, em acumulacao com a atribuicao dos lucros distribuiveis em conformidade com a lei e com os estatutos, um dividendo suplementar extraordinario no montante de 1,00 Euro por accao, ou em montante superior caso assim seja proposto pelo Conselho de Administracao.

Junta-se em anexo (i) certificado emitido por intermediario financeiro comprovando a titularidade da participacao da Telefonica no capital social da Portugal Telecom SGPS, S.A., bem como (ii) nos termos e para os efeitos do disposto na alinea b) do referido artigo 23-A do Codigo de Valores Mobiliarios, a proposta de deliberacao da Telefonica para o novo assunto cuja inclusao na ordem de trabalhos ora se requer.

Atendendo aos prazos fixados para o cumprimento dos requisitos formais do exercicio do direito de voto, sobretudo para o exercicio do voto por correspondencia ou por via electronica, mais solicitamos a V. Exa. que se pronuncie com a maior brevidade sobre o presente requerimento em ordem a que se proceda a emissao, em tempo util, dos documentos necessarios e suficientes ao exercicio do direito de voto.

Com os melhores cumprimentos,

/s/ Maria Luz Medrano Aranguren

Maria Luz Medrano Aranguren

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BBVA-BANCO BILBAO VIZCAYA ARGENTARIA ( PORTUGAL), S.A.

Capital Social : 220.000.000 de Euros

Sede : Av. da Liberdade, 222, 1250 Lisboa

Registado na C.R.C.L. e N.I.P.C N° 502 593 687

DECLARAÇÃO DE TlTULARIDADE

O Banco Bilbao Vizcaya Argentaria (Portugal), S.A., declara para os devidos efeitos que a TELEFONICA, S.A., com o numero pessoa colectiva 710262248, com sede em Tesoreria Corp. – Edf. Oeste 2 – Planta Baja, Ronda Com. S/N em Madrid - Espanha, tem depositadas nesta Instituicao Financeira, em dossier de Valores Mobiliarios, 76.327.500 accoes de valor nominal 0,03 € cada, da Portugal Telecom SGPS, S.A., N° pessoa colectiva 503215058, com sede na Av. Fontes Pereira de Melo, N° 40 em Lisboa.

Lisboa, 28 de Maio de 2010

/s/ Antonio Cunha 433	/s/ Rosaria Azevedo 255
ANTONIO CUNHA	ROSARIA AZEVEDO
(Assinatura autorizada)	(Assinatura autorizada)

Banco Bilbao Vizcaya Argentaria (Portugal), S.A. – Sede: Av. da Liberadade, 222 – 1250–148 Lisboa – Capital Social: Euro 220.000.00 – CRCL N° – 502 593 687 – Pessoa Colectiva 502 593 687

PROPOSTA DE DELIBERACAO DA ACCIONISTA TELEFONICA, S.A. PARA OS

ASSUNTOS CUJA INCLUSAO SE REQUER NA ORDEM DE TRABALHOS DA

ASSEMBLEIA GERAL DA PORTUGAL TELECOM SGPS, S.A. DE 30 DE JUNHO

DE 2010

NOVO PONTO DOIS DA ORDEM DE TRABALHOS

Considerando que:

1.               A Portugal Telecom SGPS, S.A. tem vindo a adoptar uma consistente politica de distribuicao de dividendos que pondera as oportunidades de negocio do Grupo e as necessidades de financiamento da empresa por capitais proprios;

2.               De acordo com a politica geral de distribuicao de dividendos assumida pelo Conselho de Administracao, seria submetida a aprovacao da Assembleia Geral a distribuicao de um nivel de dividendos por accao de 0,575 Euros para os exercicios de 2009 2010 e 2011, ficando tal proposta sujeita as condicoes de mercado e a condicao financeira da Portugal Telecom SGPS, S.A. em cada momento;

3.               A Portugal Telecom SGPS, S.A. tem vindo a reforcar o seu compromisso em proporcionar retornos atractivos aos seus accionistas e em simultaneo manter, se nao aumentar, a sua flexibilidade financeira para continuar a investir em novos produtos e servicos;

4.               A proposta da Telefonica S.A. referida no Ponto Um, uma vez aceite, contribuira substancialmente para reforcar a condicao financeira da Portugal Telecom SGPS, S.A., permitindo, do mesmo passo, implementar uma politica de aquisicao de investimentos financeiros estrategicos alternativos a participacao na BRASILCEL, N.V., reduzir substancialmente a divida financeira, aumentar os capitals proprios e ter liquidez disponivel que permita consolidar e reforcar a referida politica de distribuicao de dividendos;

5.               A proposta da Telefonica S.A., orientada a reforcar a politica de remuneracao accionista da sociedade, beneficiara todos os accionistas da Portugal Telecom SGPS, S.A., uma vez que, atraves dela, a remuneracao aos accionistas podera ser substancialmente incrementada, pela via da distribuicao de um dividendo extraordinario a par da distribuicao de dividendos com base nos lucros ordinaries apurados anualmente;

Registro Mercantil Provincia de Madrid, Hoja M-6164, Folio 21, Tomo 12.534, Inscription 1359’, del Libro de Sociedades, CIE A-28/015865 Sede Social Gran Via 28, 28013 Madrid.

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6.               O contrato de compra e venda da referida participacao sera celebrado e a respectiva transaccao concluida, total ou parcialmente, consoante as alternativas que a propria oferta contem, durante o exercicio de 2010, nas condicoes estabelecidas na oferta da Telefonica, S.A., permitindo a atribuicao de um resultado extraordinario ja neste exercicio sem comprometer o plano de negocios definido pelo Conselho de Administracao;

7.               Tal contrato inquestionavelmente gerara mais-valias significativas e extraordinarias para a Portugal Telecom SGPS, S.A., permitindo, sem prejuizo da conducao dos negocios sociais pelo Conselho de Administracao, a distribuicao de um dividendo suplementar e extraordinario;

8.               A proposta de aplicacao de resultados e da exclusiva responsabilidade do Conselho de Administracao, subordinada a observancia da legislacao portuguesa e dos Estatutos da Portugal Telecom, SGPS, S.A. (“Estatutos”);

9.               Esta faculdade de, por deliberacao social, estabelecer uma politica de reforco da remuneracao dos accionistas, fixando um direito ao dividendo suplementar e extraordinario nao e vedada pela lei ou pelos Estatutos da Portugal Telecom SGPS, S.A.

Propoe-se que seja deliberado:

No pressuposto de que foi aprovada a proposta da Telefonica S.A. referida no Ponto Um da ordem de trabalhos relativa a aquisicao da participacao detida por sociedades do Grupo Portugal Telecom na Brasilcel, N.V., propoe-se, em complemento da actual politica de distribuicao de dividendos e respeitando a percentagem minima dos lucros distribuiveis prevista nos estatutos, distribuir, a titulo complementar, aos Senhores Accionistas, por referencia e apos o encerramento do exercicio de 2010, um dividendo suplementar e extraordinario no montante de 1,00 Euro por accao, ou em montante superior, caso assim seja proposto pelo Conselho de Administracao, podendo ainda este modificar ou completar a deliberacao que venha a ser aprovada pelos Senhores Accionistas na medida do necessario para assegurar a sua eficaz execucao.

Telefonica, S.A.

Madrid, 14 de Junho de 2010

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.